Ecopetrol’s 2022 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby informs of the Company’s 2022 earnings distribution proposal, approved by the Company’s Board of Directors, which will be submitted for the consideration of the General Shareholders’ Meeting that will take place on March 30, 2023:

2022 EARNINGS DISTRIBUTION PROPOSAL
(Colombian Pesos- COP)

Net income after provision for income tax	33,406,291,190,569
+ Release of reserves from previous years	2,491,377,064,039
Occasional reserve for sustainability	1,982,295,460,676
Excess fiscal depreciation reserve (Art.130 ET.)	509,081,603,363

- Legal reserves of the current year	3,849,710,722,420
Legal reserve (10%)	3,340,629,119,057
Excess fiscal depreciation reserve (Art. 130 ET.)	509,081,603,363

Available to the Shareholders	32,047,957,532,188

It is proposed to distribute as follows:
For dividend payments:
Ordinary Dividend -According to dividend policy (Payout[1] 60% of Net Income)	20,023,830,314,125
Extraordinary Dividend (Payout [2] 13% of Net Income)	4,358,369,637,161
Subtotal (Total payout of 73%):	24,382,199,951,286

Allocated to occasional reserve for sustainability:	7,665,757,580,902

Total:	32,047,957,532,188
Total ordinary dividend payable per share	COP 487
Total extraordinary dividend payable per share	COP106
Total dividend payable	COP 593

1 A 60% dividend payout ratio established in the policy was applied to net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in COP/share resulting in a payout not surpassing 60%. The payout percentage shown is rounded to the first decimal place.

2 A 13% extraordinary dividend was applied to net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in COP/share. The payout percentage shown is rounded to the first decimal place.

The earnings distribution proposal, consistent with the Company’s current dividend policy, proposes an ordinary dividend distribution of 60%1 of Ecopetrol’s Net Income in 2022, equivalent to COP 487 per share.

Additionally, the Board of Directors of the Company, taking into consideration the solid operating and financial performance in all of Ecopetrol´s business lines, is also proposing an extraordinary dividend of 13%2 of Ecopetrol’s Net Income in 2022, equivalent to COP 106 per share, for a cumulative total dividend of COP 593 per share, which distribution would be the highest in the Company´s history.

The payment of dividends to minority shareholders will be made in three equal installments on April 27, September 28 and December 21, 2023. On the other hand, for the dividend due to our majority shareholder, it is expected to be applied to offset the balance due to Ecopetrol for the accounts receivable related to the Fuel Price Stabilization Fund (FEPC by its Spanish acronym) for the second, third and a portion of the fourth quarter of 2022. Such payment would be expected to be applied in full no later than December 31, 2023.

Likewise, the Board of Directors proposes the allocation of COP 7,665,757,580,902 to an occasional reserve to support the Company’s financial sustainability and flexibility in the execution of its strategy.

Bogota D.C., February 28, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Maria Catalina Escobar Hoyos

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co